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                                                                    EXHIBIT 99.4


                         EVEREST REALTY INVESTORS, LLC
                          3280 E. FOOTHILL BLVD., #320
                           PASADENA, CALIFORNIA 91107
                                 (818) 585-5920


                          $115.00 PER UNIT CASH OFFER
                             TO ALL UNITHOLDERS OF
                             CIGNA INCOME REALTY-I

Dear Unitholder:

                 This letter supplements our Offer to Purchase (the "Offer") up to 80,000 units of interest ("Units") in CIGNA Income Realty-I Limited Partnership (the "Partnership") at a net cash price of $115 per Unit (the "Purchase Price"), less the amount of certain distributions and any transfer fees imposed by the Partnership (as described in the Offer). The Offer expires December 17, 1996 at 12:00 midnight New York time.

                 We urge you to consider the following points in your review of our Offer and the materials the Partnership has sent to you:

         o The general partner of the Partnership has estimated the "net asset value" of the Partnership at $167 per Unit. The price in our Offer is less than this amount, and may be less than ultimate liquidation proceeds, but it is not a hypothetical value. OUR PURCHASE PRICE IS AVAILABLE IN CASH NOW. Unitholders can sell their Units this year and receive their final income tax forms from the Partnership for 1996.

         o The general partner has not, to our knowledge, obtained an independent appraisal or valuation of the Partnership's properties. The general partner has stated there is no certainty that if the Partnership's properties are sold, the Partnership would realize from such sale an amount equal to the value placed on such properties by the general partner.

         o The general partner's opinion of "net asset value" does not take into account brokerage commissions and other costs of selling the Partnership's properties or additional costs of liquidating and distributing the Partnership's assets. These costs would reduce the amount distributable to limited partners on liquidation and should be considered when comparing "net asset value" to the Purchase Price.

         o After the date of our Offer, a proposal to purchase the Partnership's properties was made by Glenborough Realty Trust, Incorporated. After deduction of estimated fees and costs likely to be incurred in such transaction (we estimated costs at 3% of the selling price of $28 million, including a $560,000 brokerage fee payable to an agent of Glenborough), net sales proceeds per Unit are estimated to be approximately $136. The Purchase Price we have offered constitutes approximately 85% of such amount and is not subject to the contingencies and uncertainties of a negotiation process.

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         o       The general partner has stated that limited partner approval of the Glenborough proposal is needed. Even if such proposal is submitted to and approved by the limited partners, there is no certainty that a sale pursuant to the Glenborough proposal will be consummated and, if consummated, the closing is not likely to occur for several months.

         o Unitholders should note that secondary market prices for Units may exceed the Purchase Price. Since the Offer to Purchase was mailed, updated information from the Partnership Spectrum became available. Such information showed a high price of $150 and a low price of $75 for Units sold in secondary markets during the twelve-month period ended September 30, 1996. Such prices do not reflect the 10% commissions usually paid by sellers in such sales. Our offer is for $115 per Unit without commissions.

         o We are making the Offer with a view to making a profit. Accordingly, there is a conflict between our desire to purchase Units at a low price and the desire of Unitholders to sell their Units at a high price.

                 We urge you to read carefully this Supplement and the Offer to Purchase for information pertinent to this Offer, including tax considerations, and to consult your own tax advisor. An Agreement of Transfer and Letter of Transmittal and return envelope is enclosed for your convenience.

                 For answers to any questions, please contact our Information
Agent:

                             D.F. King & Co., Inc.
                                (800) 431-9645.



                                       EVEREST REALTY INVESTORS, LLC

                                       By: EVEREST REALTY MANAGEMENT,
                                           LLC, Manager

                                       By:  /s/ W. ROBERT KOHORST

                                                W. Robert Kohorst
                                                     President


December 6, 1996